Exhibit 99.2

MARS OIL PIPELINE COMPANY
Financial Statements
Year Ended December 31, 2015

Exhibit 99.2

Report of Independent Auditors

To the Partners of Mars Oil Pipeline Company

We have audited the accompanying financial statements of Mars Oil Pipeline Company, which comprise the balance sheet as of December 31, 2015 and the related statements of income, of partners’ capital and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mars Oil Pipeline Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Houston, TX
February 26, 2016

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
BALANCE SHEET
Year Ended December 31, 2015

December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$17,263,682
Accounts receivable
Related parties	14,630,390
Third parties, net	4,555,456
Materials and supplies inventory	224,264
Allowance oil, net	2,910,701
Other current assets	1,306,721
Total current assets	40,891,214
Property, plant and equipment	299,470,572
Accumulated depreciation	(99,386,469)
Property, plant and equipment, net	200,084,103
Advance for operations from related party	538,000
Other assets	7,565,606
Total assets	$249,078,923

LIABILITIES and PARTNERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$7,704
Payable to related parties	6,407,216
Total current liabilities	6,414,920

Commitments and contingencies (Notes 6 & 8)

Partners' capital	242,664,003

Total liabilities and partners' capital	$249,078,923

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
STATEMENT OF INCOME
Year Ended December 31, 2015

December 31, 2015

Revenue
Related parties	$156,922,843
Third parties	49,005,537
Total revenue	205,928,380
Costs and expenses
Loss on disposition of asset	91,316
Operations	60,733,139
Maintenance	6,816,452
General and administrative	3,118,235
Depreciation and amortization	10,957,326
Property taxes	1,808,899
Net loss from pipeline operations	2,140,690
Total costs and expenses	85,666,057
Operating income	120,262,323
Other income	63,941
Net Income	$120,326,264

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
At December 31, 2015
STATEMENT OF PARTNERS' CAPITAL

	Shell Midstream Partners, L.P.	Shell Pipeline Company LP	BP Offshore Pipelines, Inc.	Total
Partners' capital at December 31, 2014	$69,880,594	$104,820,888	$69,636,257	$244,337,739
Cash distributions	(34,892,000)	(52,338,000)	(34,770,000)	(122,000,000)
Net Income	34,413,312	51,619,967	34,292,985	120,326,264
Partners' capital at December 31, 2015	$69,401,906	$104,102,855	$69,159,242	$242,664,003

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

December 31, 2015
Cash flows from operating activities
Net income	120,326,264
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,957,326
Net loss from pipeline operations	2,140,690
Loss on sale of assets	91,316
Bad debt expense	(53,191)
Changes in working capital
Decrease (increase) in accounts receivable from related and third parties	(5,348,710)
Decrease (increase) in materials & supplies inventory and allowance oil	(2,360,617)
Decrease (increase) in prepaid expenses and other assets	(20,320)
Decrease (increase) in accounts payable to related and third parties	1,068,108
Net cash provided by operating activities	126,800,866
Cash flows from investing activities
Capital expenditures	(8,338,700)
Proceeds from sale of assets	36,445
Net cash used in investing activities	(8,302,255)
Cash flows from financing activities
Distributions to partners	(122,000,000)
Net cash used in financing activities	(122,000,000)
Increase (decrease) in cash and cash equivalents	(3,501,389)
Cash and cash equivalents at beginning of the period	20,765,071
Cash and cash equivalents at end of the period	$17,263,682

Supplemental Cash Flow Disclosures
Change in accrued capital expenditures	$(724,512)

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

1.	Organization and Business
Mars Oil Pipeline Company (“Mars,” “we,” “us,” “our,” the “Partnership”) is a Texas general partnership formed in 1996 which owns and operates a pipeline system for the transportation of crude oil from Mississippi Canyon Block 807 in the Gulf of Mexico, offshore Louisiana, to Clovelly, Louisiana. The pipeline system is regulated by the Federal Energy Regulatory Commission (“FERC”), where applicable, and tariff rates are calculated in accordance with guidelines established by the FERC.
Upon formation, the Partnership was owned by Shell Pipeline Company LP (“Shell Pipeline,” “Operator”), an indirect wholly owned subsidiary of Shell Oil Company (“Shell Oil”), and BP Offshore Pipelines, Inc. (“BP”), (the “Partners”). Each partner contributed cash and certain pipeline related assets. In accordance with the partnership agreement, the historical relative sharing ratios between the partners for all revenues, costs and expenses were 71.5% to Shell Pipeline and 28.5% to BP.
Upon formation, the Partnership entered into an Operating Agreement (“Operating Agreement”) with Shell Pipeline to operate, on the Partnership’s behalf, the Mars assets and the Mars Cavern System at Louisiana Offshore Oil Port LLC’s (“LOOP”) Clovelly Storage Terminal, which consists of crude petroleum storage caverns and all ancillary components.
On June 18, 2014, Shell Midstream Partners, L.P. (“SMP”) filed a Form S-1 registration statement with the Securities and Exchange Commission (“SEC”). SMP is a subsidiary of Shell Pipeline. On October 28, 2014, the registration statement was declared effective by the SEC, and SMP subsequently conducted an initial public offering of its partnership interests. In connection with this offering and pursuant to the Contribution, Assumption, and Assignment Agreement (“Contribution Agreement”), Shell Pipeline contributed 40% of its 71.5% interest in the Partnership to SMP, which resulted in SMP holding a 28.6% ownership interest in the Partnership. As a result of this contribution, Shell Pipeline owns a 42.9% interest in the Partnership. BP’s 28.5% ownership interest in the Partnership was unaffected by the Contribution Agreement. SMP and Shell Pipeline are considered one party in establishing voting rights in accordance with amendments to the Mars Oil Pipeline Co. partnership agreement.
2.     Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Partnership and are presented as an aid to understanding the financial statements.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes that the estimates are reasonable.
Cash and Cash Equivalents
Cash and cash equivalents is comprised of cash on deposit at banks.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

Accounts Receivable
Our accounts receivable are primarily from purchasers and shippers of crude oil and, to a lesser extent, purchasers of natural gas liquids and natural gas storage. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities that can generally be described as high volume and low margin activities.
We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. At December 31, 2015, substantially all of our accounts receivable (net of allowance for doubtful accounts) were less than 30 days past their scheduled invoice date. Our allowance for doubtful accounts totaled approximately $14,163 at December 31, 2015. Although we consider our allowance for doubtful accounts to be adequate, actual amounts could vary significantly from estimated amounts.
Allowance Oil
A product loss allowance (“PLA”) per barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level, and we convert that product to cash periodically at prevailing market prices. Crude oil is also stored within the Mars Oil Pipeline system in an underground cavern (the “Mars Cavern”). Gains and losses related to the Mars Cavern, including a standard loss accrual of 0.05% of net crude oil receipts, also cause the allowance oil balance to decrease.
Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any adjustments necessary to reduce the carrying value to the applicable net realizable value. We recorded a reduction to allowance oil of $2,991,136 related to this assessment at December 31, 2015. At December 31, 2015, allowance oil consisted of $3,369,971. Offsetting allowance oil at December 31, 2015 is an accrual of approximately $459,270. This accrual relates to estimated losses that are expected to arise upon emptying the Mars Cavern, derived from historical net losses.
Gains and Losses from Pipeline Operations
The Partnership experiences volumetric gains and losses from its pipeline operations that may arise from factors such as shrinkage, or measurement inaccuracies within tolerable limits. Gains and losses are presented net in the Statements of Income caption “Net loss (gain) from pipeline operations.” Management accrued the estimated losses at 0.05% beginning in July 2014 based upon historical estimates.
Property, Plant and Equipment
Property, plant and equipment is stated at its historical cost of construction, or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are capitalized. Gains and losses on the disposition of assets are recognized in the Balance Sheet against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.
The Partnership computes depreciation using the straight-line method based on estimated economic lives prescribed by the FERC, which are 30 years for right of way, line pipe, line pipe fittings, pipeline construction, buildings, pumping equipment, other station equipment, oil tanks and delivery facilities; 20 years for office furniture and equipment; 15 years for communication systems and other work equipment; and 5 years for vehicles. Generally, the Partnership applies composite depreciation rates to functional groups of property having similar economic characteristics. The rates range from 3.33% to 20%.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

Impairment of Long-lived Assets
Long-lived assets of identifiable business activities were evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted discounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the discounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the year ended December 31, 2015.
Asset Retirement Obligations
Asset retirement obligations represent legal and constructive obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.
We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, our pipelines will continue to exist for an indefinite useful life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for our assets and we have not recognized any asset retirement obligations as of December 31, 2015.
Other Current Assets
The Partnership has entered into a rental agreement with LOOP, an affiliate of Shell Pipeline, for the terminalling of crude oil in the Mars Cavern System, which is renewed annually. The amortized rental expense of $1,204,258 for the rental agreement is included in the accompanying Statements of Income within “Operations costs and expenses” for December 31, 2015. The expense for 2016 and 2017 is included in the table for future minimum lease payments in Footnote 6- Lease Commitments. At December 31, 2015, the prepaid rent on the cavern lease of $1,306,721 was included in “Other current assets” within the accompanying Balance Sheets.
The Partnership paid $1,724,373 in total during 2012 and 2013 to install piping modifications at the LOOP facility so that several caverns, including the leased caverns, can utilize a specific delivery meter.  The costs associated with the piping modifications have been deferred and are amortized over 3 years, the remainder of the lease term of the caverns benefiting from this project.   Amortization expense is included in the accompanying Statements of Income as “Depreciation and Amortization.” Amortization expense of $557,776 was recorded for the year ended December 31, 2015. During 2015, the piping modifications were reclassified from “Other assets” to “Other current assets” within the accompanying Balance Sheets.
Other Assets
During 2015 the Partnership paid $7,553,757 to LOOP for replacing a Brine pipeline (also known as the “Brine String Project”) owned by LOOP.  The Partnership was contractually obligated to make capital improvements to the asset as part of

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

the terms of the operating agreement with LOOP.  The costs associated with the Brine String Project have been deferred and amortized over 10 years. Amortization expense is included in the accompanying Statements of Income as “Depreciation and Amortization.”  Amortization expense of $415,456 was recorded for the year ended December 31, 2015.
Transportation Revenue
In general, we recognize revenue from customers when all of the following criteria are met: 1) persuasive evidence of an exchange arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured. We record revenue for crude oil transportation services over the period in which they are earned (i.e., either physical delivery of product has taken place or the services designated in the contract have been performed). Revenue from transportation services is recognized upon delivery.
Income Taxes
The Partnership has not historically incurred income tax expense as the Partnership, in accordance with the provisions of the Internal Revenue Code, is not subject to U.S. federal income taxes. Rather, each partner includes its allocated share of the Partnership’s income or loss in its own federal and state income tax returns. The Partnership is responsible for various state property and ad valorem taxes, which are recorded in the Statements of Income as “Property taxes”.
Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:
Level 1: Quoted prices in an active market for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are directly or indirectly observable.
Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.
The carrying amounts of our accounts receivable, other current assets, accounts payable, accrued liabilities and payables to related parties approximate their carrying values due to their short term nature.
Nonrecurring Fair Value Measurements - Fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of our long-lived assets.
Concentration of Credit and Other Risks
A significant portion of the Partnership’s receivables are from a related party as well as certain other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, the risk of significant loss is considered by management to be remote.
Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Partnership’s control.
We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

significant credit risk. As of December 31, 2015, we had approximately $17.0 million in cash and cash equivalents in excess of FDIC limits.
3.Recent Accounting Pronouncements
In July 2015, the FASB issued accounting standards update to topic 330, “Inventory” to simplify the measurement of inventory. This amendment requires that inventory should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard update becomes effective for fiscal years beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the effect that adopting this new standard will have on our consolidated financial statements and related disclosures.
In August 2015, the FASB affirmed its earlier proposal to defer the effective date of the new revenue standard topic 606, “Revenue from Contracts with Customers,” for all entities by one year, to annual reporting periods beginning after December 15, 2017. The FASB also decided to permit early adoption, but not before the original public entity effective date of December 15, 2016. We are currently evaluating the effect that adopting this new standard will have on our consolidated financial statements and related disclosures.
In September 2015, the FASB issued accounting standards update to topic 805, Business Combinations to require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This provision is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The adoption of this guidance will not have a material effect on our financial position or results of operations.
In February 2016, the FASB issued accounting standards update to topic 842, Leases, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. This provision is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the effect that adopting this new standard will have on our consolidated financial statements and related disclosures.
4. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2015:

December 31, 2015
Rights-of-way	$10,384,612
Buildings	4,494,443
Line pipe, equipment and other pipeline assets	283,939,925
Office, communication and data handling equipment	651,592
Total property, plant and equipment	299,470,572

Accumulated depreciation	(99,386,469)
Total property, plant and equipment, net	$200,084,103
Depreciation expense on property, plant and equipment of $9,984,094 is included in “Depreciation and amortization” in the accompanying Statements of Income for the year ended December 31, 2015.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

5. Related Party Transactions

The Partnership derives a significant portion of its transportation and allowance oil revenues from related parties, which are based on published tariffs and contractual agreements, and amounted to $156,922,843 for the year ended December 31, 2015. All such transactions are considered to be within the ordinary course of business. At December 31, 2015, the Partnership had affiliate receivables of $14,630,390.

The Partnership has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Partnership. In accordance with the terms of the Operating Agreement, the Operator has charged the Partnership for expenses incurred on behalf of the Partnership in amount of $7,405,947 for the year ending December 31, 2015, which is included in “Operations” and “Maintenance” within the accompanying Statements of Income. Payments made by Shell Pipeline on behalf of the Partnership for capital projects totaled $60,430 for the year ended December 31, 2015.

Substantially all expenses incurred by the Partnership are paid by Shell Pipeline on the Partnership’s behalf. At December 31, 2015, the Partnership owed $369,087 to reimburse Shell Pipeline for these expenses. At December 31, 2015, the Partnership had a receivable balance of $538,000 from Shell Pipeline which is comprised of advance payments made by the Partners to Shell Pipeline and owed to the Partnership for operating expenses. This balance is included in “Advance for operations from related party” which is included in the accompanying Balance Sheet.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the year ended December 31, 2015 was $443,746. Our share of defined contribution plan costs for the same period was $196,735. Pension and defined contribution benefit plan expenses are included in “General and administrative cost and expenses” in the accompanying Statements of Income.

The Partnership has several lease agreements with a related party for cavern space. At December 31, 2015, the Partnership owed $5,904,662 to LOOP for these expenses. At December 31, 2015, payments made to our related party for costs associated with cavern operations and usage was $57,642,021 and are included primarily in “Operations cost and expenses” within the accompanying Statements of Income. In 2015, these cost also included repairs to the Mars cavern of which $7,553,757 was related to capital and $3,989,160 was related to expenses.

The Partnership also has a lease agreement with a related party for usage of space located at the West Delta 143 “A” and “C” offshore platform. At December 31, 2015, the Partnership owed $133,467 to Shell Offshore Incorporated for these expenses. At December 31, 2015, payments made to our related party for costs associated with the Lease of Platform Space (“LOPS”) at West Delta 143 “A” and “C” was $3,509,376. At December 31, 2015 payments made to our related party for cost associated with common facility fees at West Delta 143 “A” and “C” was $7,590,497.

For further discussion of the lease arrangements with our related parties, refer to the Lease Commitments footnote.

6.Lease Commitments

Effective April 1, 1996, the Partnership entered into an agreement to lease usage of offshore platform space located at West Delta 143 “A” platform from affiliates of Shell Oil and BP. The term of the lease is ninety-nine years and is cancelable at the discretion of either the Partnership or the lessors by giving six month notice of such cancellation. The agreement requires annual minimum lease payments of $1,322,700 for LOPS and $32,800 for Drag Reducing Agent (“DRA”), adjusted annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society. In June 2014, the agreement was amended to include the leasing of platform space located at West Delta 143 “C” platform. The amendment requires an added minimum lease payment of $1,159,950 per year adjusted annually based on the Wage Index Adjustment. Additionally, the Partnership is obligated to pay certain common facility fees. Total expenses incurred under the agreement for LOPS, inclusive of rentals and common facility fees, in December 31, 2015 was $11,099,873. At December 31, 2015, there was no amounts owed to related parties relating to this agreement.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

Effective June 10, 1994, the Partnership entered into a lease agreement to use a cavern owned by LOOP as a crude oil storage facility where LOOP shall receive and store Mars crude petroleum on a continuous basis. The initial lease term of the agreement ended December 31, 2011 and will continue for four separate five year terms through 2031. Mars is currently in the first five year lease term extension. The lease term will be automatically extended for three additional five year terms, upon the end of the first extension in 2016. The agreement is cancellable at the discretion of the Partnership by giving notice of termination not less than one year prior to the end of the initial term or any subsequent term of the lease. The terms of the agreement require an annual prepayment of the lease amount; the annual rental expense for the year ending December 31, 2015 was $1,204,258. The agreement also requires an annual fixed base service fee in addition to variable charges based on throughput. The agreement requires a minimum base service fee of $400,000 per year adjusted by the change in the Gross Domestic Project-Implicit Price Deflator (“GDP-IPD”) as published by the United States Government. The 2015 adjusted minimum base service fee payment under the agreement was $564,744.

Effective March 11, 2011, Mars entered into an agreement with LOOP to lease additional cavern space for crude oil storage for a period of one month, with an option to renew the agreement on a monthly basis if the following conditions are met: (a) if LOOP elects to offer to renew the agreement for another month term; and (b) if Mars elects to accept LOOP’s offer, it shall do so in writing not later than 35 days before the first day of such renewal term. The 2011 agreement requires a fixed fee of $1,200,000 per month. The lease has been continually renewed since inception and was amended as of November 1, 2014 such that the term of the agreement will remain in effect through October 31, 2016, and renew thereafter on a month to month basis, subject to (a) termination by LOOP by giving Mars written notice within 60 days of LOOP’s receipt of cavern sonar testing results which are unsatisfactory to LOOP, termination will be effective on the 60th day following the date the notice is received by Mars; and (b) termination by either party by giving the other party advance written notice of termination at least 60 days prior to the last day of the month at the end of which termination is to be effective. The fixed fee of $1,200,000 will increase by 3% annually for continuation of service after November 1, 2016. Total expenses at December 31, 2015 related to both Mars Cavern leases were $15,604,258, exclusive of the minimum service fees.

All lease agreements that we have entered into are classified as operating leases. As of December 31, 2015, future minimum payments (in millions) related to these leases were estimated to be:

($ in millions)	*	Operating Leases for Platforms	Operating Leases for Caverns	Total
2016		$1.7	$13.6	$15.3
2017		—	1.6	1.6
2018		—	1.6	1.6
2019		—	1.6	1.6
2020		—	1.6	1.6
Thereafter		—	1.6	1.6
Total future minimum lease payments		$1.7	$21.6	$23.3
*Lease payments adjust annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society.

Exhibit 99.2

MARS OIL PIPELINE COMPANY
(A general partnership)
NOTES TO FINANCIAL STATEMENTS

7. Environmental Remediation Costs

We are subject to federal, state, and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are probable and reasonably estimable. Total expenses at December 31, 2015 was zero for environmental clean-up costs.

On January 4, 1996, Shell Pipeline entered into an escrow agreement with Lafourche Realty Company, Inc., the Department of Natural Resources for the state of Louisiana and First National Bank of Commerce. The escrow account was set up for environmental remediation costs in relation to the construction of a pipeline through marsh land in the state of Louisiana. On November 13, 1998, the Partnership filed a claim for the reimbursement of the escrow account. At December 31, 2015, the remaining balance of $427,305 is included in “Other Assets” on the accompanying Balance Sheets.

8. Commitments and Contingencies

In the ordinary course of business, the Partnership is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, compliance with existing laws and regulations will not materially affect the financial position, results of operations, or cash flows of the Partnership. We are subject to several lease agreements which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Footnote 6-Lease Commitments.

9. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2015, up until February 26, 2016 which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.